Volaris Reports May 2015 Traffic Results, Passenger Traffic Growth of 19%

Mexico City, Mexico June 4, 2015 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico and the United States, today reported May 2015 and year-to-date preliminary traffic results.

During the month of May 2015, Volaris continued its capacity discipline in the domestic market and strong growth in the international market. Total capacity as measured in Available Seat Miles (ASMs) for the month of May increased by 12.0% year over year, and total passengers were 956 thousand, an increase of 19.3% year over year. Volaris’ total demand for the month of May measured in Revenue Passenger Miles (RPMs) increased 14.3% year over year, reaching 910 million. Network load factor for the month of May reached 83.7%, an increase of 1.6 percentage points year over year.

During the month of May 2015, Volaris started operating one new domestic route (Tijuana - Durango).

The following table summarizes Volaris’ traffic results for the month.

	May 2015	May 2014	Variance		Five Months Ended May 2015	Five Months Ended May 2014	Variance
RPMs (Millions) Scheduled + charter
Domestic	647	593	9.1%		2,999	2,818	6.4%
International	263	203	29.4%		1,240	985	25.9%
Total	910	796	14.3%		4,239	3,803	11.5%
ASMs (Millions) Scheduled + charter
Domestic	776	738	5.1%		3,672	3,531	4.0%
International	310	232	34.0%		1,554	1,183	31.3%
Total	1,086	970	12.0%		5,226	4,714	10.9%
Load Factor (%) Scheduled
Domestic	83.4%	80.3%	3.1	pp	81.7%	79.8%	1.9	pp
International	84.5%	87.7%	(3.2)	pp	79.7%	83.3%	(3.6)	pp
Total	83.7%	82.1%	1.6	pp	81.1%	80.7%	0.4	pp
Passengers (Thousands) Scheduled + charter
Domestic	776	663	17.1%		3,558	3,080	15.5%
International	180	138	29.8%		842	673	25.0%
Total	956	801	19.3%		4,400	3,753	17.2%

Investor Relations contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact:

Cynthia Llanos / cllanos@gcya.net / +52 1 55 4577 0803

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico and the United States. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 140 and its fleet from four to 53 aircraft. Volaris offers more than 225 daily flight segments on routes that connect 39 cities in Mexico and 22 cities in the United States and Central America with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com